

January 10, 2022

Stephen M. Kadenacy
Chief Executive Officer
BRC Inc.
1250 S. Capital of Texas Highway
Building 2, Suite 285
Austin, Texas 78746

>   **Re: BRC Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed January 4, 2022**
>   **File No. 333-260942**

Dear Mr. Kadenacy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2021 letter.

Form S-4/A filed January 4, 2022

General

1.   Please reconcile the number of shares referenced in the legal opinion filed as Exhibit 5.1 with the number of shares actually being registered pursuant to the registration statement.

2.   We note that you plan to issue shares of Class B common stock to existing members of Authentic Brands. It does not appear that you are registering these shares in the registration statement based on your revised Calculation of Registration Fee table. Please revise your disclosure to clearly state, if true, that you intend to issue PubCo Class B common stock via a private placement. In addition, please advise us of the exemption

from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption. We note, in this regard, it appears from prior filings of this registration statement that you intended to register the offer and sale of those securities.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jonathan Ko